Item 77D - Deutsche Core Plus Income Fund (a series of
Deutsche Portfolio Trust)

Effective July 14, 2014, the following information replaced similar disclosure contained under the "Main
Investments" sub-section of the "PRINCIPAL
INVESTMENT STRATEGY" section within the "FUND
DETAILS" section of the fund's prospectus:

The fund may invest up to 25% of total assets in foreign investment grade bonds (those in the top four grades of credit quality). The fund may also invest up to 35% of total assets in non-investment grade securities (junk bonds) of US and foreign issuers, including securities in default. Compared to investment-grade bonds, junk bonds generally pay higher yields but have higher volatility and higher risk of default on payments. The fund may invest up to 20% of total assets in US dollar or foreign currency denominated bonds of issuers located in countries with new or emerging securities markets.
The fund may have exposure of up to 15% of total assets in foreign currencies.